Ted Mitzlaff:
Goodwood basically encompasses everything that is Kentucky. Our limestone water which is good for bourbon, it's great for beer.

Paige Peterson:
We have a great team of people that offer an immense amount of input. And I'm really proud of the product that we make. We have something that is very unique, very enriched with Kentucky's history and is just an excellent beer.

Joel Halbleib:
I use all 25 years of my home brewing and professional brewing skill to put together each recipe like an architect would a building. And the last few have been the best I've ever put out.  I'm really proud of them.

Ted Mitzlaff:
Barrel aging, we've been doing that for over a decade. That's really how we got into the the touched by wood theme. Then we expanded that beyond barrel aging and everything we do, every drop of beer that comes out of here is touched by wood and truly adds a unique flavor. A unique spin to IPAs to Lagers and our Gose with hemp with. So everything is touched by the wood in one way, shape or form.

Joel Halbleib:
The water here is fantastic. People come from all over the world to look at Louisville's water system. It's the standard. We take that and it just was a natural marriage to try to take that wonderful beer and put it through a barrel just like the distillers do. And some really wonderful flavors are added to the beer. And pretty apparent these days, so many breweries and doing barrel aged beers. But it's great for us in the heart of bourbon country, very easy for us. We can drive down and pick the barrels up ourselves at the distilleries.

Denise Ingle:
Everything we do, we try to source locally with our beer. Louisville Lager is our number one selling beer. It's aged in a white ash wood. White ash is the same wood that they use in our neighbor down the street making the Louisville Slugger bat.

Paige Peterson:
I want our people to taste Derby City beer. I want them to feel the barrel aging process to the limestone water. It's just, I want them to feel the whole culture of Louisville and all the things that we're proud of Louisville for. And I think they get that. And I think they love hearing those messages and seeing that every product we create, we've thought about incorporating some aspect of Kentucky, some aspect of us. Not just making great beer, but making beer that represents who we are and what we're proud of.